UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

LogSearch, Inc.

Nevada	333-115053	09-0420135
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3632-13th Street S.W. Calgary, Alberta		T2T 3R1
(Address of principal executive offices)		(Zip Code)

(403) 689-3901
(Company’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

LogSearch, Inc.
3632-13th Street S.W.
Calgary, Alberta

INFORMATION STATEMENT

LogSearch, Inc. (the “Company”) is mailing this information statement on or about March 28, 2007, to the holders of record of shares of its common stock as of the close of business on March 26, 2007, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

You are receiving this information statement because the Company has been advised that Biao Tan, the holder of approximately 85% of the outstanding shares of common stock of the Company, plans to:

•	Appoint Biao Tan to the Board of Directors; and

•	Accept the resignation of James Durward from the Board of Directors.

The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

 Biao Tan (the “Buyer”) acquired approximately 85% of the issued and outstanding shares of common stock of the Company (the “Transaction”) from James Durward (the “Seller”) pursuant to the terms and conditions of two stock purchase agreements, dated as of March 20, 2007 and March 21, 2007, among the Buyer, the Seller and the Company (the “Stock Purchase Agreement”). For your reference, please note that the Company filed a copy of the Stock Purchase Agreement as exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on May 22, 2007.

Immediately prior to the closing of the Transaction, James Durward served as a member of the Board of Directors. Pursuant to the terms and conditions of the Stock Purchase Agreement, immediately following the closing of the Transaction:

•	The Buyer, Biao Tan, was appointed to the Board of Directors;

•
Daryl Cozac resigned from the Board of Directors. James Durward tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by the Buyer, after the closing of the Transaction; and

•	The parties agreed to appoint the Buyer, Biao Tan, to the Board of Directors at a future date to be determined by the Buyer.

As described above, shortly after the filing of this information statement, the Buyer intends to appoint Biao Tan to the Board of Directors and cause the Company to accept the resignation of James Durward from the Board of Directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

As of March 21, 2007, 21,050,000 shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of March 23, 2007, concerning shares of common stock of the Company, the only class of its securities that are issued and outstanding, held by (1) each stockholder known by the Company to own beneficially more than five percent of the common stock, (2) each director of the Company, (3) each executive officer of the Company, and (4) all directors and executive officers of the Company as a group:

	Amount and Nature	Percentage of
Name and Address of Beneficial Owner(1)	of Beneficial Ownership	Common Stock

Biao Tan	18,000,000	85.5%
T James Durward	0	—

All directors and executive officers as a group (2 persons)	18,000,000	85.5

(1)
Unless otherwise indicated in the footnotes to the table, each stockholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it. Percentages of less than one percent have been omitted from the table.

Change in Control Arrangements

Pursuant to the Transactions, the Buyer acquired control of the Company on March 21, 2007. The Buyer acquired control by purchasing approximately 85% of the issued and outstanding shares of common stock of the Company directly from the Seller on the terms and conditions set forth in the Stock Purchase Agreement. The Buyer paid an aggregate of $316,460 for the shares of common stock acquired by him pursuant to the Stock Purchase Agreements. Mr. Tan used his personal funds to purchase the 18,000,000 shares.

Immediately prior to the closing of the Transaction, James Durward and Daryl Cozac served as members of the Board of Directors. Pursuant to the terms and conditions set forth in the Stock Purchase Agreement, immediately following the closing of the Transaction, (1) the Buyer was appointed to the Board of Directors, (2) James Durward tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by the Buyer, after the closing of the Transaction, (3) Daryl Cozac tendered a resignation from the Board of Directors and as an officer of the Company, and (4) the parties agreed to appoint the Buyer to the Board of Directors at a future date to be determined by the Buyer.

With the completion of the Transaction, the appointment of Biao Tan to the Board of Directors and the resignation of James Durward from the Board of Directors, there will be no arrangements that would result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Biao Tan Xu, Director, Chief Executive and Chief Financial Officer

Mr. Tan, born in September 1970, age 36, has been employed as a Human Resource Director by Jing Ying Zhi Mo Industry (Shenzhen) Company Limited from August 2005 until now, where he manage the company's human resource department. He was employed as a Human Resource manager by Jiangmen Dong Mei Electronics Industry Company Limited from 2003 until July 2005, where he also managed the company's human resource department.

Mr. Tan does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Tan and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Tan (or any member of his immediate family) had or is to have a direct or indirect material interest.

James Durward, Director

Mr. Durward has served as President and director of LogSearch since its incorporation in March 2004. Mr. Durward is also the Chief Technical Officer (he has had various roles in this Company since 1999) Unitech Energy Resources Inc., an Alberta corporation and LogSearch’s former parent company. From September 1996 to September 1999, Mr. Durward was President and CEO of International Datashare Corporation ("IDC"), a company previously listed on the Toronto Stock Exchange, which merged into Divestco Inc., a Toronto Stock Exchange company trading under the symbol “DVT”. IDC specialized in the creation of oil and gas databases and data analysis software. In 1992, Mr. Durward was a founder and head of Business Development at Virtual Universe Corporation, a Company specializing in graphical multi-user, real-time network applications. In 1996, Mr. Durward consulted in the structuring of Net:X America Inc., an Oregon corporation developing a stock trading platform, and that company's subsequent quotation on the NASD OTC Bulletin Board. Mr. Durward is also the President of Puroil Technology Inc., a venture capital company involved in the formation and financing of startup companies. Mr. Durward is a high school graduate

Except as previously set forth, Mr. Durward does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Durward and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Durward (or any member of his immediate family) had or is to have a direct or indirect material interest.

Officer

Biao Tan, Director, Chief Executive Officer and Chief Financial Officer

Information about Mr. Tan is set forth above under “Directors and Nominees.”

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Company, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

Board Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Since inception, the Company has been operated by its Executive Officers and Directors at no compensation and no compensation has been paid or accrued to date. No Executive Officer or Director is expected to be paid in excess of $50,000 within the next twelve (12) months. There are currently no employment contracts with any Officers or Directors of the Company. The Company has no pension or profit sharing plan. The Company may change or increase salaries as profits and cash flow allow; however, there are no present plans to do so.

To date, no compensation has been awarded to, earned by or paid to Mr. Tan, in his capacity as chief financial officer and chairman of the board and President of the Company, respectively.

Director Compensation

The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

LogSearch, Inc.

/s/ Biao Tan
Date: March 26, 2007	Biao Tan
CEO & CFO